FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X         Form 40-F

The following is the text of an announcement released to The Stock Exchange of Hong Kong Limited on 10 October 2025 pursuant to rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

10 October 2025
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

GRANT OF CONDITIONAL AWARDS

This announcement is made pursuant to Rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 9 October 2025, HSBC Holdings plc (the "Company") granted conditional awards ("Awards") to employees to subscribe for a total of 321,679.21759 ordinary shares of US$0.50 each of the Company under the HSBC International Employee Share Purchase Plan (the "Plan").

The following are the details of the grants:

Grant date	9 October 2025
Category of grantee	Employees
Number of shares under Awards	161,206.61948 LSE listed shares 160,472.59811 HKSE listed shares
Closing market price of the ordinary shares on the London Stock Exchange and the Hong Kong Stock Exchange on the date of grant	GBP 10.086 HKD 104.00
Purchase price of Awards granted	GBP 0
Vesting period of the Awards	2 years
Performance Targets and Clawback	Grants of Awards under the Plan do not have performance conditions or clawback provisions due to the all-employee nature of the Plan
Arrangements for the Company or a subsidiary to provide financial assistance to the grantees	None
Number of shares available for future grant under the plan mandate
The Plan is subject to a limit on the number of Shares committed to be issued under all Plan Awards:
10% of the ordinary share capital of the Company in issue immediately before that day, when added to the number of Shares which have been issued, or committed to be issued, to satisfy Awards under the Plan, or options or awards under any other employee share plan operated by the Company granted in the previous 10 years. The number of Shares available to issue under this limit is 976,861,180.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

*  Independent non-executive Chair
†  Independent non-executive Director

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 10 October 2025